EXHIBIT 7
Consolidated Report of Condition of
THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION
of 700 South Flower Street, Suite 200, Los Angeles, CA 90017
     At the close of business June 30, 2009, published in accordance with Federal regulatory authority instructions.

Dollar Amounts
in Thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	4,627
Interest-bearing balances	111,263
Securities:
Held-to-maturity securities	22
Available-for-sale securities	492,259
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance	0
Trading assets
Premises and fixed assets (including capitalized leases)	11,783
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	1
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	876,153
Other intangible assets	258,262
Other assets	157,588

Total assets	$1,911,958

Dollar Amounts
in Thousands
LIABILITIES

Deposits:
In domestic offices	599
Noninterest-bearing	599
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	268,691
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	195,831
Total liabilities	465,121
Not Applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,121,520
Not Applicable
Retained earnings	321,726
Accumulated other comprehensive income	2,591
Other equity capital components	0
Not Available
Total bank equity capital	1,446,837
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,446,837

Total liabilities, minority interest, and equity capital	1,911,958

     I, Karen Bayz, Vice President of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.
     Karen Bayz      )           Managing Director
     We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Troy Kilpatrick, MD	)
Frank P. Sulzberger, MD	)	Directors (Trustees)
William D. Lindelof, VP	)